OPERATIONAL EXCELLENCE





SUN hydraulics® CORPORATION

DIFFERENTIATED PRODUCTS





ANNUAL REPORT 2003

GLOBAL CAPABILITY





GLOBAL MARKETS

End Use Markets

Mobile
Agricultural Machinery
Waste Management Equipment
Cranes
Demolition Equipment
Oil Field Drills
Forklift Attachments
Construction Equipment
Fire and Rescue Equipment
Forestry Machinery
Mining Machinery
Marine Equipment
Sweeping Equipment
Trenching Machinery
Utility Equipment

Industrial
Metal Cutting Machines
Metal Forming Machines
Robots
Automation Equipment
Foundry Equipment
Molding Machinery
Paper Products Machinery
Food Processing Equipment
Textile Machinery
Packaging Machinery
Power Units
Test Stands

Sun Hydraulics employs more than 650 employees worldwide, with manufacturing and technical support operations on three continents. Complementing our strong cartridge valve design and manufacturing capability in Sarasota, Florida, are remote operations that interact with customers and design and manufacture manifolds. Factories, in the United States, England, Germany, Korea and China, as well as our technical sales and support office in France, are all staffed with experienced hydraulic engineers.

A strong and loyal worldwide distribution network augments this global platform. Sun's distributors often act as system integrators, combining our control products with other hydraulic system components to develop unique motion and control solutions for equipment and machinery manufacturers.

The combination of direct factory representation and technically sound distribution delivers the highest value and service to Sun customers all over the world.



ABOUT SUN – Where Our Products Are Used

The breadth of customers that use Sun's products is impossible to summarize. There are small, medium and large volume customers. There are local, regional and global customers. Sometimes, our products are used in one-off, truly unique machinery and equipment. Other times, the same product is used over and over in high-volume applications, year after year.

Sun valves were selected for each of the applications shown on this page because of their inherent reliability, high performance characteristics and unique functionality.

In England—Wave Energy The large cylindrical device being towed to sea is a wave energy converter that uses wave-induced motion to generate electricity. When coupled together into a one square kilometer "wave farm," these wave energy converters are capable of generating enough power for 20,000 homes. Each section contains multiple Sun integrated packages that help convert and transmit the wave energy into useable electricity.



In Europe—On the Slopes Developing ski slopes can be dangerous due to the steep inclines. This vehicle employs a machine-mounted towing rope for added safety. Sun valves are used for the winch function that controls deployment of the rope.





In the U.S.—Working on High Wires One of the highest volume uses for Sun's products is in aerial work devices. Our counterbalance cartridges are used in many critical applications where a person has to be raised and then locked in position up in the air. Once the position is secure, it is imperative that the aerial work device does not move, especially if working next to high-voltage electrical wires.



In the U.S.—Commercial Fishing Sun counterbalance valves have been used on commercial fishing vessels for many years. Recently, a U.S. manufacturer replaced some counterbalance valves they had been using since 1988 with newly designed and recently introduced Sun load control cartridges. The new cartridges allow for finer control of fishing lines when they are let out at lower speeds.

In Japan—Concrete Crusher This hydraulic attachment is used on excavators for demolition of old buildings and roadways. A Sun manifold assembly is used to amplify pump flow to increase the operating speed.





In Australia—Friction Welding This welding machine uses friction to weld two pieces of metal together. The two pieces of metal are first spun at a specific rpm and Sun valves then control the thrust as the two ends are joined together.

In Tasmania—Loading Vehicles The Spirit of Tasmania is a large ferry that travels between Victoria, Australia and Tasmania. Sun valves are used to raise and lower the ferry's loading ramp, compensating for tide, swell and listing during heavy vehicle loading.



. . . AND PERFORMANCE

Year Ended	Dec. 27, 2003	Dec. 28, 2002	Dec. 29, 2001	Dec. 30, 2000	Jan. 1, 2000
in thousands except per share data					
Statement of Operations:					
Net sales	**$70,798**	$64,545	$64,983	$79,967	$70,449
Gross profit	**18,486**	15,964	14,625	21,465	16,416
Operating income	**3,683**	3,420	2,060	7,356	4,038
Income before income taxes	**3,277**	2,592	1,312	5,919	2,664
Net income	**$ 2,176**	$ 1,778	$ 950	$ 3,921	$ 1,831
Basic net income per common share	**$ 0.33**	$ 0.28	$ 0.15	$ 0.61	$ 0.29
Diluted net income per common share	**$ 0.33**	$ 0.27	$ 0.14	$ 0.60	$ 0.28
Dividends per common share	**$ 2.16**	$ 0.16	$ 0.16	$ 0.16	$ 0.16
Other Financial Data:					
Depreciation and amortization	**$ 5,152**	$ 5,100	$ 5,426	$ 5,594	$ 5,043
Capital expenditures	**3,076**	5,870	4,022	4,374	7,897
Balance Sheet Data:					
Cash and cash equivalents	**$ 5,219**	$ 3,958	$ 3,611	$ 2,698	$ 1,122
Working capital	**12,663**	12,828	12,778	12,658	8,717
Total assets	**63,032**	62,285	61,750	64,374	64,074
Total debt	**18,207**	9,611	10,663	12,012	14,342
Shareholders' equity (including Redeemable Common Stock)	**35,063**	45,149	43,738	43,836	41,176
% of Sales					
Gross profit	**26.1%**	24.7%	22.5%	26.8%	23.3%
Operating income	**5.2%**	5.3%	3.2%	9.2%	5.7%
Net income	**3.1%**	2.8%	1.5%	4.9%	2.6%



NET SALES
(in millions)
GROSS PROFIT
(in millions)
$80
70
60
50
40
30
20
10
0
$70.4
$16.4
$79.9
$21.5
$64.9
$14.6
$64.5
$16.0
$70.8
$18.5
1999
2000
2001
2002
2003



CASH FROM OPERATIONS
(in millions)
$10
8
6
4
2
0
$5.6
$9.5
$7.3
$7.5
$9.3
1999
2000
2001
2002
2003


CANDACE

FINANCIALS

hydraulics® CORPORATION

www.sunhydraulics.com

Sun hydraulics® Corporation

1500 West University Parkway
Sarasota, Florida 34243

Phone: 941-362-1200
Telefax: 941-355-4497
www.sunhydraulics.com

Contents

The following summary should be read in conjunction with the consolidated financial statements and related notes contained herein.

As of January 1, 1999, the Company changed from a calendar reporting year ending on December 31st to a fiscal year which ends on the Saturday closest to December 31st. Each quarter consists of two 4-week periods and one 5-week period.

Year Ended	**Dec. 27, 2003**	Dec. 28, 2002	Dec. 29, 2001	Dec. 30, 2000	Jan. 1, 2000
(in thousands except per share data)					
Statement of Operations:					
Net sales	**$70,793**	$64,545	$64,983	$79,967	$70,449
Gross profit	**18,486**	15,964	14,625	21,465	16,416
Operating income	**3,683**	3,420	2,060	7,356	4,038
Income before income taxes	**3,277**	2,592	1,312	5,919	2,664
Net income	**$ 2,176**	$ 1,778	$ 950	$ 3,921	$ 1,831
Basic net income per common share	**$ 0.33**	$ 0.28	$ 0.15	$ 0.61	$ 0.29
Diluted net income per common share	**$ 0.33**	$ 0.27	$ 0.14	$ 0.60	$ 0.28
Dividends per common share	**$ 2.16**	$ 0.16	$ 0.16	$ 0.16	$ 0.16
Other Financial Data:					
Depreciation and amortization	**$ 5,152**	$ 5,100	$ 5,426	$ 5,594	$ 5,043
Capital expenditures	**3,076**	5,870	4,022	4,374	7,897
Balance Sheet Data:					
Cash and cash equivalents	**$ 5,219**	$ 3,958	$ 3,611	$ 2,698	$ 1,122
Working capital	**12,663**	12,828	12,778	12,658	8,717
Total assets	**63,032**	62,285	61,750	64,374	64,074
Total debt	**18,207**	9,611	10,663	12,012	14,342
Redeemable common stock	**—**	2,250	—	—	—
Shareholders' equity	**35,063**	42,899	43,738	43,836	41,176

Quarterly Results of Operations

(in thousands) *For the Quarter Ended*	**Dec. 27, 2003**	**Sep. 27, 2003**	**Jun. 28, 2003**	**Mar. 29, 2003**
Net sales	**$17,610**	**$17,851**	**$18,912**	**$16,425**
Gross profit	**4,357**	**4,523**	**5,529**	**4,078**
Operating income	**1,044**	**919**	**1,262**	**458**
Income before income taxes	**839**	**784**	**1,280**	**374**
Net income	**$ 595**	**$ 509**	**$ 816**	**$ 256**

	Dec. 28, 2002	Sep. 28, 2002	Jun. 29, 2002	Mar. 30, 2002
Net sales	$15,476	$16,043	$17,413	$ 15,613
Gross profit	3,697	4,048	4,526	3,692
Operating income	626	1,027	1,384	383
Income before income taxes	423	780	1,188	200
Net income	$ 368	$ 507	$ 774	$ 128

	Dec. 29, 2001	Sep. 29, 2001	Jun. 30, 2001	Mar. 31, 2001
Net sales	$13,361	$15,119	$17,533	$18,970
Gross profit	1,809	3,270	4,217	5,316
Operating income (loss)	(949)	295	842	1,859
Income (loss) before income taxes	(1,096)	202	620	1,585
Net income (loss)	$ (662)	$ 151	$ 429	$ 1,033

(in millions except per share data)

Overview

Sun Hydraulics Corporation is a leading designer and manufacturer of high-performance screw-in hydraulic cartridge valves and manifolds, which control force, speed and motion as integral components in fluid power systems. The Company sells its products globally through wholly owned companies and independent distributors. Sales outside the United States for the year ended December 27, 2003, were 52% of total net sales.

Approximately 66% of product sales are used by the mobile market, which is characterized by applications where the equipment is not fixed in place, the operating environment is often unpredictable, and duty cycles are generally moderate to low. Some examples of mobile equipment include off-road construction equipment, fire and rescue equipment and mining machinery.

The remaining 34% of sales are used by industrial markets, which are characterized by equipment that is fixed in place, typically in a controlled environment, and which operates at higher pressures and duty cycles. Automation machinery, metal cutting machine tools and plastics machinery are some examples of industrial equipment. The Company sells to both markets with a single product line.

Industry Conditions

Demand for the Company's products is dependent on demand for the capital goods into which the products are incorporated. The capital goods industries in general, and the fluid power industry specifically, are subject to economic cycles. According to the National Fluid Power Association (the fluid power industry's trade association in the United States), United States shipments of hydraulic products have been declining for the past three years, decreasing -16%, -3% and -2% in 2001, 2002 and 2003, respectively. The declining trend appears to be reversing and the Company believes that the United States hydraulics industry will expand in 2004.

Historically, the Company's orders trend has tracked closely to the United States measure of manufacturing capacity utilization. However, in mid-2002 the Company's orders trend began to diverge from the capacity utilization index. In mid-2003, the general trend of the Company's orders and the capacity utilization index began once again to converge. However, the Company has begun to question the relevance of this index as it relates to the Company's business patterns going forward. At the end of 2003, the U.S. manufacturing capacity utilization index stood at 74.4%.

Recently, the Company has begun to track its incoming orders to the Purchasing Managers Index created by the Institute for Supply Management. This index appears to be a better leading indicator of the Company's business activity than the capacity utilization index and will be monitored as such in the future. At the end of 2003, the Purchasing Managers Index stood at 63.4.

Results for the 2003 fiscal year

(Dollars in millions except net income per share)	**Dec. 27, 2003**	Dec. 28, 2002	Increase
Twelve Months Ended			
Net Sales	**$70.8**	$64.5	10%
Net Income	**$ 2.2**	$ 1.8	22%
Net Income per share:			
Basic	**$0.33**	$0.28	18%
Fully Diluted	**$0.33**	$0.27	22%
Three Months Ended			
Net Sales	**$17.6**	$15.5	14%
Net Income	**$ 0.6**	$ 0.4	50%
Net Income per share:			
Basic	**$0.09**	$0.06	50%
Fully Diluted	**$0.09**	$0.06	50%

Sales increases by business segment were as follows:

	2003	
	Year	**4th Quarter**
United States	**4%**	**7%**
United Kingdom	**11%**	**18%**
Germany	**40%**	**43%**
Korea	**16%**	**30%**

One of the most encouraging aspects of 2003 was that the Company's sales increased despite the trend of declining sales in the hydraulics industry. The U.S. operation sales strength seen in the second half of the year continued on an accelerated basis in the first two months of 2004. This, combined with the positive signals given off by economic indicators, leads management to believe that U.S. demand will increase significantly in 2004.

As the Company's sales increase in 2004, management believes that operating margins will increase significantly because manufacturing overhead, marketing, engineering and administrative costs will be relatively static. Management also believes that continuing increases in demand will allow the Company to capitalize on recent productivity improvements and result in lower per unit manufacturing cost.

Outlook

Sales for the first quarter of 2004 are projected to be $19.5 million, which would be a 19% increase over the first quarter of 2003. The Company anticipates that the majority of the increase will occur in the United States operation.

Dividends

The Company paid a $0.04 per share dividend in each quarter of 2003 for a total of $0.16 for the year. In addition, a special dividend of $2.00 per share was paid on August 18, 2003. To finance payment of the dividend, the Company refinanced its debt (see Liquidity and Capital Resources).

Cash Flow

Net cash generated from operations for the year was $9.3 million , a $1.8 million increase compared to $7.5 million in 2002. Capital expenditures for the year were $3.1 million, cash on hand increased $1.3 million, debt increased $8.6 million to $18.2 million, and $14.4 million was paid to shareholders in dividends.

Results of Operations

The following table sets forth, for the periods indicated, certain items in the Company's statements of operations as a percentage of net sales.

For the Year Ended	**Dec. 27, 2003**	Dec. 28, 2002	Dec. 29, 2001	Dec. 30, 2000	Jan. 1, 2000
Net sales	**100.0%**	100.0%	100.0%	100.0%	100.0%
Gross profit	**26.1%**	24.7%	22.5%	26.8%	23.3%
Operating income	**5.2%**	5.3%	3.2%	9.2%	5.7%
Income before income taxes	**4.6%**	4.0%	1.5%	7.4%	3.8%

Segment Information (in thousands)	United States	Korea	United Kingdom	Germany	Elimination	Consolidated
2003						
Sales to unaffiliated customers	**$43,503**	**$6,857**	**$11,346**	**$9,092**	**$ —**	**$70,798**
Intercompany sales	**12,109**	**—**	**1,421**	**41**	**(13,571)**	**—**
Operating income (loss)	**2,160**	**689**	**(497)**	**1,192**	**139**	**3,683**
Identifiable assets	**40,691**	**3,111**	**8,087**	**12,409**	**(1,266)**	**63,032**
Depreciation and amortization	**3,630**	**123**	**380**	**1,019**	**—**	**5,152**
Capital expenditures	**1,914**	**265**	**149**	**748**	**—**	**3,076**
2002						
Sales to unaffiliated customers	$41,937	$5,899	$10,200	$6,509	$ —	$64,545
Intercompany sales	10,643	—	1,569	32	(12,244)	—
Operating income (loss)	2,029	431	618	416	(75)	3,419
Identifiable assets	43,407	2,035	11,596	6,207	(955)	62,290
Depreciation and amortization	3,905	104	783	308	—	5,100
Capital expenditures	2,219	136	3,429	86	—	5,870
2001						
Sales to unaffiliated customers	$43,158	$4,244	$11,248	$6,333	$ —	$64,983
Intercompany sales	10,326	—	1,544	37	(11,907)	—
Operating income (loss)	667	(20)	1,257	95	61	2,060
Identifiable assets	44,463	1,764	11,257	5,861	(1,595)	61,750
Depreciation and amortization	4,219	177	725	305	—	5,426
Capital expenditures	1,939	72	1,357	654	—	4,022

Comparison of Years Ended December 27, 2003 and December 28, 2002

Net Sales

Net sales for 2003 were $70.8 million, an increase of $6.3 million, or 10.0%, compared to $64.5 million in 2002. Sales increased 7% excluding the effect of exchange rates, as approximately $2.0 million of the $6.3 million increase was due the strength of the British Pound, the Euro and the Korean Won to the U.S. Dollar.

Net sales in the United States operation increased 3.7% as shipments to Asia increased 12.5%, to Canada 5.4% and domestic shipments to 1.8%. Net sales in the United Kingdom operation increased 11.2%, mainly due to currency translation. German operation net sales increased 40.0% with a true volume increase of 16%, with 24% related to currency translation. Korean operations increased 16.2%, with approximately 8.1% due to the effect of currency and 8.1% due to increased shipments stimulated by Korean customers meeting demand from China.

Gross Profit

Gross profit increased 15.7% to $18.5 million in 2003, compared to $16.0 million in 2002. Gross profit as a percentage of net sales increased to 26.1% in 2003, compared to 24.7% in 2002. The increase in gross profit as a percentage of net sales was due to the increase in total net sales and transaction based exchange gains in Germany and Korea. These increases were offset by start-up costs for the U.S. Midwest operation and operational problems stemming from mid-year business system difficulties in the United Kingdom. Management believes that operating margins will increase

(in millions except per share data) (continued)

significantly as demand grows because manufacturing overhead, marketing, engineering and administrative costs will be relatively static. Management also believes that continuing increases in demand will allow the Company to capitalize on recent productivity improvements and result in lower per unit manufacturing cost.

Selling, Engineering, and Administrative Expenses
Selling, engineering and administrative expenses in 2003 were $14.8 million, a $2.3 million, or 18.0%, increase, compared to $12.5 million in 2002. Increases in areas of discretionary spending were as follows: $0.3 million for website development, $0.3 million for professional fees and outside services, $0.4 million for a software system write-off in the United Kingdom, and $0.6 million for marketing related costs in the new Kansas and France operations. In addition, expenses increased $0.3 million in Germany, related to warranty expense and professional fees. Currency translation in Germany and the U.K. accounted for $0.4 million of the increase. The Company believes that selling, engineering and administrative expenses will remain relatively static at 2003 levels in 2004.

Interest Expense
Interest expense was $0.6 million in 2003 and 2002. While average outstanding debt increased $3.8 million, from $10.1 million in 2002 to $13.9 million in 2003, due to debt acquisitions related to the $2 per share special dividend paid on August 18, 2003, lower interest rates were negotiated on the new debt allowing interest expense to remain flat.

Foreign Currency Transaction (Gain) Loss
Foreign currency transaction gain in 2003 of $0.1 million compared to foreign currency loss of $0.1 million in 2002 was due primarily to gains in the Euro and Korean Won against the U. S. dollar.

Miscellaneous (Income) Expense
Miscellaneous income was $0.1 million in 2003, compared to miscellaneous expense of $0.2 million in 2001. The $0.3 million change was due to an increase in loss on sale of fixed assets in the United States and the United Kingdom in 2002.

Income Taxes
The provision for income taxes for the year ended December 27, 2003, was 33.6% of pretax income compared to 31.4% for the year ended December 28, 2002. The increase was due to a change in the relative levels of income and different tax rates in effect among the countries in which the Company sells its products.

Comparison of Years Ended December 28, 2002 and December 29, 2001

Net Sales
Net sales for 2002 were $64.5 million, a decrease of $0.5 million, or 0.8%, from $65.0 million in 2001. Domestic net sales decreased 6.1%, or $2.2 million, in 2002, compared to 2001. International net sales increased 6.0%, or $1.7 million, with increases in Korea and Germany of 39.0% and 4.9%, respectively, offset by a decrease of 10.4% in the United Kingdom. Increases in Korea were due to specific customers demands.

Gross Profit
Gross profit increased 9.2% to $16.0 million in 2002, compared to $14.6 million in 2001. Gross profit as a percentage of net sales increased to 24.7% in 2002, compared to 22.5% in 2001. The increase in gross profit as a percentage of net sales was the result of productivity improvements and lower manufacturing overhead spending in the United States operations, and the strength of local currencies against the U.S. dollar in the foreign operations.

Selling, Engineering, and Administrative Expenses
Selling, engineering and administrative expenses were flat at $12.6 million in 2002 compared to 2001. Reductions in spending in the United States for advertising/catalogues and professional fees were offset by increases in spending in the United Kingdom for outside services and professional fees.

Interest Expense
Interest expense was $0.6 million and $0.9 million in 2002 and 2001, respectively. The reduction was due to a reduction of $0.2 million in interest on the secured equipment loan and $0.1 million in interest on the mortgage loan in the United States. Total average debt was reduced by $1.2 million in 2002 compared to 2001.

Foreign Currency Transaction (Gain) Loss
Foreign currency transaction loss in 2002 of $0.1 million was due primarily to a loss on revaluation of United Kingdom balance sheet items which were held in U.S. dollars.

Miscellaneous (Income) Expense
Miscellaneous expense was $0.2 million in 2002, compared to miscellaneous income of $0.1 million in 2001. The $0.3 million change was due to an increase in loss on sale of fixed assets in the United States and the United Kingdom.

Income Taxes
The provision for income taxes for the year ended December 28, 2002, was 34.0% of pretax income compared to 27.6% for the year ended December 29, 2001. The increase was due to a change in the relative levels of income and different tax rates in effect among the countries in which the Company sells its products.

Liquidity and Capital Resources

Historically, the Company's primary source of capital has been cash generated from operations, although short-term fluctuations in working capital requirements have been met through borrowings under revolving lines of credit as needed. The Company's principal uses of cash have been to pay operating expenses, pay dividends to shareholders, make capital expenditures, and service debt.

Net cash flow from operations in 2003 was $9.3 million, compared to $7.5 million in 2002 and $7.3 million in 2001. The $1.8 million increase in the Company's net cash flow from operations in 2003, compared to 2002, was due to the increase in net income of $0.3 million combined with working capital changes, led by a $1.1 million increase in accrued expenses due primarily to changes in expected liabilities related to the Company's self-funded health insurance plan in the U.S. The increase in the Company's net cash flow from operations in 2002, compared to 2001, was due to the increase in net income of $0.8 million combined with lower inventory and higher accounts payable, offset by increased accounts receivable.

Capital expenditures were $3.1 million in 2003, compared to $5.9 million in 2002 and $4.0 million in 2001. Capital expenditures in 2002 included $1.5 million for the expansion of the building in the United Kingdom. Capital expenditures in 2004 are projected to be $3.4 million.

On July 23, 2003, the Company completed a recapitalization which refinanced existing debt in the U.S. and further leveraged assets. The new financing consists of a Term Loan of $11 million and a secured revolving Line of Credit of $12 million. The Term Loan and the Line of Credit are secured by all of the Company's U.S. assets and a pledge of 65% of the authorized and issued capital stock of its first tier subsidiaries in the United Kingdom and Korea. The total carrying value of assets held as collateral is $62.3 million. The Term Loan has monthly principal and interest payments based upon a 20-year amortization schedule, with all remaining principal and interest due on July 23, 2008. The Line of Credit requires monthly payments of interest only, and is payable in full on July 23, 2006. Both the Term Loan and the Line of Credit have a floating interest rate for the first year of 1) 1.9% over LIBOR, or 2) Prime Rate, at the Company's discretion; thereafter, the rates will vary based upon the Company's leverage ratio. At December 27, 2003, the Term Loan and the Line of Credit had outstanding balances of $10.8 million and $5.2 million, respectively.

Certain of these debt instruments are subject to debt covenants including 1) Fixed Charges Coverage Ratio (as defined) of 2.0 to 1.0, determined quarterly on a rolling four quarters basis, 2) Debt (as defined) to Tangible Net Worth (as defined) of not more than 1.5 to 1.0, determined quarterly, 3) Current Ratio of 1.5 to 1.0, determined quarterly, 4) Funded Debt (as defined) to EBITDA of less than 3.25 to 1.0, determined quarterly on a rolling four quarters basis, and 5) the Company's primary domestic depository accounts shall be with SouthTrust Bank. As of December 27, 2003, the Company was in compliance with all debt covenants.

The Company declared quarterly dividends of $0.04 per share to shareholders of record on the last day of each calendar quarter in 2003, 2002, and 2001. These dividends were paid on the 15th day of each month following the date of declaration. In addition, the Company paid a special dividend of $2.00 per share totaling $13.3 million on August 18, 2003. The declaration and payment of future dividends is subject to the sole discretion of the Board of Directors, and any determination as to the payment of future dividends will depend upon the Company's profitability, financial condition, capital needs, future prospects and other factors deemed pertinent by the Board of Directors.

The Company believes that cash generated from operations and its borrowing availability under its revolving line of credit will be sufficient to satisfy the Company's operating expenses and capital expenditures for the foreseeable future. In the event that economic conditions were to severely worsen for a protracted period of time, the Company would have several options available to ensure liquidity in addition to increased borrowing. Capital expenditures could be postponed since they primarily pertain to long-term improvements in operations. Additional operating expense reductions also could be made. Finally, the dividend to shareholders could be reduced or suspended.

On June 22, 2002, the Company entered into a standby Stock Repurchase Agreement with the Koski Family Limited Partnership, which owns approximately 34% of the outstanding shares of the Company's common stock. Robert E. Koski and Christine Koski are Directors of the Company. Under the Agreement, the Company agreed to purchase up to $2,250,000 worth of Company common stock from the Koski Partnership on a one time basis, until June 22, 2004. The repurchase would be at a per share price of either (i) $7.00 per share, or (ii) 15% less than the average closing price per share of the common stock for the 15 full trading days immediately preceding the closing date, whichever is lower. At December 27, 2003, the average closing price of Sun's common stock for the previous 15 full trading days was $7.79 per share. A 15% discount from this price would result in a repurchase price per share of $6.62. At this price, the Company would repurchase 340,000 shares from the Koski Partnership for $2,250,000 in cash, if requested to do so.

OTHER MATERIAL COMMITMENTS. Our contractual obligations, and debt obligations as of December 27, 2003, are summarized in the table below (in thousands):

	Payments due by Period				
Contractual Obligations	Total	Less Than 1 Year	1–3 Years	3–5 Years	More Than 5 Years
Debt	$18,207	$ 937	$7,540	$9,442	$289
Operating leases	504	110	202	192	—
Other long-term liabilities	328	60	120	120	28
Total contractual obligations	$19,039	$1,107	$7,862	$9,754	$317

(in millions except per share data) (continued)

Critical Accounting Policies and Estimates

The Company currently only applies judgment and estimates, which may have a material effect on the eventual outcome of assets, liabilities, revenues and expenses, for impairment of long-lived assets, accounts receivable, inventory, goodwill and accruals. The following explains the basis and the procedure for each account where judgment and estimates are applied.

Revenue Recognition

It is the Company's accounting policy to report revenues when title passes and risk of loss transfers to the customer. The effect of material non-recurring events is provided for when they become known.

Impairment of Long-Lived Assets

In accordance with Statement of Financial Accounting Standards No. 144, *Accounting for Impairment or Disposal of Long-lived Assets* ("SFAS 144"), long-lived assets, such as property and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of the asset is measured by comparison of its carrying amount to future net cash flows the asset is expected to generate. If such assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the asset exceeds its fair market value.

The Company assesses the recoverability of goodwill and intangible assets not subject to amortization under SFAS 142. See Goodwill below.

Prior to the adoption of SFAS 144, the Company accounted for long-lived assets in accordance with Statement of Financial Accounting Standards No. 121, *Accounting for Impairment of Long-lived Assets and for Long-lived Assets to be Disposed of.*

Accounts Receivable

The Company sells to most of its customers on a recurring basis, primarily through distributors with which the Company maintains long-term relationships. As a result, bad debt experience has not been material. The allowance for doubtful accounts is determined on a specific identification basis by a review of those accounts that are significantly in arrears. There is no assurance that a distributor or a large direct sale customer with overdue accounts receivable balances will not develop financial difficulties and default on payment. See balance sheet for allowance amounts.

Inventory

The Company offers a wide variety of standard products and as a matter of policy does not discontinue products. On an ongoing basis, component parts found to be obsolete through design or process changes are disposed of and charged to material cost. The Company reviews on-hand balances of products and component parts against specific criteria. Products and component parts without usage or that have excess quantities on hand are evaluated. An inventory reserve is then established for the full inventory carrying value of those products and component parts deemed to be obsolete or slow moving. See Note 5 for inventory reserve amounts.

Goodwill

The Company acquired its Korean operations in September 1998 using the purchase method. As a result, goodwill is reflected on the consolidated balance sheet. A valuation based on the cash flow method was performed at December 27, 2003, and it was determined that the value of the goodwill was not impaired. There is no assurance that the value of the acquired company will not decrease in the future due to changing business conditions. See Note 7 for goodwill amounts.

Accruals

The Company makes estimates related to certain employee benefits and miscellaneous accruals. Estimates for employee benefit accruals are based on information received from plan administrators in conjunction with management's assessments of estimated liabilities related to workers' compensation, the 401(k) plan discretionary match, and health care benefits. Estimates for miscellaneous accruals are based on management's assessment of estimated liabilities for costs incurred.

As of July 1, 2003, the Company accrues for health care benefit costs under a self-funded plan utilizing estimates provided by a third party administrator and insurance company. The Company purchases re-insurance for both specific and aggregate stop losses on claims that exceed $75,000 on an individual basis and approximately $3.2 million on an aggregate basis.

New Accounting Pronouncements

During November 2002, the Financial Accounting Standards Board (FASB) issued Interpretation No. (FIN) 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of others (an interpretation of FAS No. 5, 57, and 107 and rescission of FAS Interpretation No. 34),* which modifies the accounting and enhances the disclosure of certain types of guarantees. FIN 45 requires that upon issuance of certain guarantees, the guarantor must recognize a liability for the fair value of the obligation it assumes under the guarantee. FIN 45's provisions for the initial recognition and measurement are to be applied to guarantees issued or modified after December 31, 2002. The disclosure requirements are effective for financial statements of annual periods that end after December 15, 2002. Sun Hydraulics Corporation did not hold any guarantees against the indebtedness of others at December 27, 2003.

In January 2003, the FASB issued FASB Interpretation No. 46 (FIN 46), *Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51* (ARB 51) . FIN 46 provides guidance in determining (1) whether consolidation is required under the "controlling financial interest" model of ARB 51 or (2) whether the variable interest model under FIN 46 should be used to account for existing and new entities. In December 2003, the FASB released a revised version of FIN 46 (FIN 46A) clarifying certain aspects of FIN 46 and providing certain entities with exemptions from its requirements. The Company uses the equity method of accounting to account for investments in its joint venture in China in which it does not have a majority ownership or exercise control. The Company does not believe that its investment in the China joint venture is a variable interest entity and within the scope of FIN 46 and FIN 46A.

During May 2003, the FASB issued FAS 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity,* which requires that an issuer classify certain financial instruments as a liability or an asset. Previously, many financial instruments with characteristics of both liabilities and equity were classified as equity. Financial instruments subject to FAS 150 include financial instruments with any of the following features:

- An unconditional redemption obligation at a specified or determinable date, or upon an event that is certain to occur;
- An obligation to repurchase shares, or indexed to such an obligation, and may require physical share or net cash settlement;
- An unconditional, or for new issuances conditional, obligation that may be settled by issuing a variable number of equity shares if either (a) a fixed monetary amount is known at inception, (b) the variability is indexed to something other than the fair value of the issuer's equity shares, or (c) the variability moves inversely to changes in the fair value of the issuer's shares.

The standard requires that all such instruments be classified as a liability, or an asset in certain circumstances, and initially measured at fair value. Forward contracts that require a fixed physical share settlement and mandatorily redeemable financial instruments must be subsequently re-measured at fair value on each reporting date.

This standard is effective for all financial instruments entered into or modified after May 31, 2003, and for all other financial instruments, at the beginning of the first interim period beginning after June 15, 2003. Upon adoption of this standard, the Company reclassified its Redeemable Common Stock to Capital in Excess of Par.

Off Balance Sheet Arrangements

The Company uses the equity method of accounting to account for investments in its joint venture in China in which it does not have a majority ownership or exercise control. The Company does not believe that its investment in the China Joint Venture is a Variable Interest Entity and within the scope of FASB Interpretation (FIN) No. 46, *Consolidation of Variable Interest Entities, an interpretation of ARB No. 5,* nor is it material to the financial statements of the Company at December 27, 2003.

Seasonality

The Company generally has experienced reduced activity during the fourth quarter of the year, largely as a result of fewer working days due to holiday shutdowns. As a result, the Company's fourth quarter net sales, income from operations, and net income historically are the lowest of any quarter during the year. However, this was not the case in the 4th quarter of 2003, as the Company believes customers began to place orders in anticipation of improved business conditions in early 2004.

Inflation

The impact of inflation on the Company's operating results has been moderate in recent years, reflecting generally lower rates of inflation in the economy. While inflation has not had, and the Company does not expect that it will have, a material impact upon operating results, there is no assurance that the Company's business will not be affected by inflation in the future.

Forward-looking Information

Certain oral statements made by management from time to time and certain statements contained herein that are not historical facts are "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934 and, because such statements involve risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. Forward-looking statements, including those in Management's Discussion and Analysis of Financial Condition and Results of Operations, are statements regarding the intent, belief or current expectations, estimates or projections of the Company, its Directors or its Officers about the Company and the industry in which it operates, and assumptions made by management, and include among other items, (i) the Company's strategies regarding growth, including its intention to develop new products; (ii) the Company's financing plans; (iii) trends affecting the Company's financial condition or results of operations; (iv) the Company's ability to continue to control costs and to meet its liquidity and other financing needs; (v) the declaration and payment of dividends; and (vi) the Company's ability to respond to changes in customer demand domestically and internationally, including as a result of standardization. Although the Company believes that its expectations are based on reasonable assumptions, it can give no assurance that the anticipated results will occur.

Important factors that could cause the actual results to differ materially from those in the forward-looking statements include, among other items, (i) the economic cyclicality of the capital goods industry in general and the hydraulic valve and manifold industry in particular, which directly affect customer orders, lead times and sales volume; (ii) conditions in the capital markets, including the interest rate environment and the availability of capital; (iii) changes in the competitive marketplace that could affect the Company's revenue and/or cost bases, such as increased competition, lack of qualified engineering, marketing, management or other personnel, and increased labor and raw materials costs; (iv) changes in technology or customer requirements, such as standardization of the cavity into which screw-in cartridge valves must fit, which could render the Company's products or technologies noncompetitive or obsolete; (v) new product introductions, product sales mix and the geographic mix of sales nationally and internationally; and (vi) changes relating to the Company's international sales, including changes in regulatory requirements or tariffs, trade or currency restrictions, fluctuations

(in millions except per share data) (continued)

in exchange rates, and tax and collection issues. Further information relating to factors that could cause actual results to differ from those anticipated is included but not limited to information under the headings "Business," particularly under the subheading, "Business Risk Factors" and "Management's Discussion and Analysis of Financial Conditions and Results of Operations" in Form 10-K for the year ended December 27, 2003. The Company disclaims any intention or obligation to update or revise forward-looking statements, whether as a result of new information, future events or otherwise.

Quantitative and Qualitative Disclosure About Market Risk

The Company is exposed to market risk from changes in interest rates on borrowed funds, which could affect its results of operations and financial condition. The Company had approximately $16.0 million in variable-rate debt outstanding at December 27, 2003. The Company has managed this risk by its ability to select the interest rate on its debt financing at Libor plus 1.9% or its lender's prime rate, whichever is more advantageous. Beginning in July 2004, the interest rate on its debt financing will remain variable based upon the Company's leverage ratio. At December 27, 2003, a 1% change in interest rates up or down would affect the Company's income statement on an annual basis by approximately $160,000 at the current, variable-rate outstanding debt level. At December 28, 2002, the Company had $0.1 million in variable-rate debt outstanding and, as such, the market risk from changes in interest rates was immaterial.

The Company's exposure to foreign currency exchange fluctuations relates primarily to the direct investment in its facilities in the United Kingdom, Germany, and Korea. The Company does not use financial instruments to hedge foreign currency exchange rate changes.

Market for Registrant's Common Stock and Other Related Stockholder Matters

Market Information

The Common Stock of the Company has been trading publicly under the symbol SNHY on the Nasdaq National Market since the Company's initial public offering on January 9, 1997. The following table sets forth the high and low closing sale prices of the Company's Common Stock as reported in the Nasdaq National Market for the periods indicated:

	High	Low
2002		
First quarter	$ 8.380	$7.560
Second quarter	8.700	8.000
Third quarter	8.600	8.050
Fourth quarter	8.450	7.650
2003		
First quarter	$ 8.250	$7.960
Second quarter	8.480	7.200
Third quarter	10.750	7.010
Fourth quarter	8.810	6.640

Holders

There were 126 shareholders of record of Common Stock on March 8, 2004. The number of record holders was determined from the records of the Company's transfer agent and does not include beneficial owners of Common Stock whose shares are held in the names of securities brokers, dealers, and registered clearing agencies. The Company believes that there are approximately 2,000 beneficial owners of Common Stock.

Dividends

The Company declared cash dividends of $0.04 per share to shareholders of record on the last day of each calendar quarter during 2003 and 2002. These dividends were paid on the 15th day of each month following the date of declaration. The Company also paid a special dividend of $2.00 per share on August 18, 2003.

The Company's Board of Directors currently intends to continue to pay a quarterly dividend of at least $0.04 per share during 2004. However, the declaration and payment of future dividends is subject to the sole discretion of the Board of Directors, and any determination as to the payment of future dividends will depend upon the Company's profitability, financial condition, capital needs, future prospects and other factors deemed pertinent by the Board of Directors.

To the Board of Directors and Shareholders
of Sun Hydraulics Corporation:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, shareholders' equity and comprehensive income, and of cash flows present fairly, in all material respects, the financial position of Sun Hydraulics Corporation and its subsidiaries at December 27, 2003 and December 28, 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 27, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 7, the Company changed its method of accounting for amortization of goodwill in accordance with FAS 142, "Goodwill and Other Intangible Assets," effective January 1, 2002.

PricewaterhouseCoopers LLP

Tampa, Florida
March 25, 2004

(in thousands)	December 27, 2003	December 28, 2002
Assets		
Current assets:		
Cash and cash equivalents	$ 4,794	$ 3,958
Restricted cash	425	—
Accounts receivable, net of allowance for doubtful accounts of $187 and $194	6,215	5,690
Inventories	6,621	6,846
Taxes receivable	—	—
Other current assets	524	810
Total current assets	18,579	17,304
Property, plant and equipment, net	42,829	43,987
Other assets	1,624	994
Total assets	$63,032	$62,285
Liabilities and shareholders' equity		
Current liabilities:		
Accounts payable	$ 2,440	$ 1,706
Accrued expenses and other liabilities	2,217	1,081
Long-term debt due within one year	937	1,421
Dividends payable	270	258
Taxes payable	51	10
Total current liabilities	5,915	4,476
Long-term debt due after one year	17,270	8,190
Deferred income taxes	4,456	4,092
Other non-current liabilities	328	378
Total liabilities	27,969	17,136
Commitments and contingencies (Note 17)	—	—
Redeemable common stock	—	2,250
Shareholders' equity:		
Preferred stock, 2,000,000 shares authorized, par value $0.001, no shares outstanding	—	—
Common stock, 20,000,000 shares authorized, par value $0.001, 6,757,941 shares outstanding	7	6
Capital in excess of par value	26,478	22,690
Unearned compensation related to outstanding restricted stock	(601)	(170)
Retained earnings	7,522	19,750
Accumulated other comprehensive income	1,657	623
Total shareholders' equity	35,063	42,899
Total liabilities and shareholders' equity	$63,032	$62,285

The accompanying Notes to the Consolidated Financial Statements are an integral part of these financial statements.

Sun Hydraulics Corporation Consolidated Statements of Operations

For the Year Ended	December 27, 2003	December 28, 2002	December 29, 2001
(in thousands, except per share data)			
Net sales	$70,798	$64,545	$64,983
Cost of sales	52,312	48,581	50,358
Gross profit	18,486	15,964	14,625
Selling, engineering and administrative expenses	14,803	12,544	12,565
Operating income	3,683	3,420	2,060
Interest expense	606	578	878
Foreign currency transaction loss (gain)	(143)	68	(34)
Miscellaneous expense (income)	(57)	182	(96)
Income before income taxes	3,277	2,592	1,312
Income tax provision	1,101	814	362
Net income	$ 2,176	$ 1,778	$ 950
Basic net income per common share	$ 0.33	$ 0.28	$ 0.15
Weighted average basic shares outstanding	6,551	6,433	6,392
Diluted net income per common share	$ 0.33	$ 0.27	$ 0.14
Weighted average diluted shares outstanding	6,597	6,589	6,554

The accompanying Notes to the Consolidated Financial Statements are an integral part of these financial statements.

Sun Hydraulics Corporation Consolidated Statement of Shareholders' Equity and Comprehensive Income

(in thousands)	Shares	Preferred stock	Common stock	Capital in excess of par value	Unearned Compensation related to restricted stock	Retained earnings	Accumulated other comprehensive income	Total
Balance, December 30, 2000	6,385	$ —	$6	$24,486	$ —	$ 19,073	$ 271	$ 43,836
Shares issued, Restricted Stock	34			216	(216)			—
Shares issued, Unrestricted Stock	1			8				8
Shares issued, ESPP	1			8				8
Dividends declared						(1,022)		(1,022)
Comprehensive income:								
Net income						950		950
Foreign currency translation adjustments							(42)	(42)
Comprehensive income								908
Balance, December 29, 2001	6,421	$ —	$6	$24,718	$(216)	$ 19,001	$ 229	$ 43,738
Shares issued, Restricted Stock	9			129	46			175
Shares issued, Unrestricted Stock	5			23				23
Shares issued, ESPP	11			70				70
Redeemable Common Stock				(2,250)				(2,250)
Dividends declared						(1,029)		(1,029)
Comprehensive income:								
Net income						1,778		1,778
Foreign currency translation adjustments							394	394
Comprehensive income								2,172
Balance, December 28, 2002	6,446	$ —	$6	$22,690	$(170)	$ 19,750	$ 623	$ 42,899
Shares issued, Restricted Stock	83		1	1,538	(431)			1,108
Shares issued, Stock Options	223							
Shares issued, ESPP	6							
Dividends issued						(14,404)		(14,404)
Redeemable Common Stock				2,250				2,250
Comprehensive income:								
Net income						2,176		2,176
Foreign currency translation adjustments							1,034	1,034
Comprehensive loss								3,210
Balance, December 27, 2003	6,758	$ —	$7	$26,478	$(601)	$ 7,522	$1,657	$ 35,063

The accompanying Notes to the Consolidated Financial Statements are an integral part of these financial statements.

Sun Hydraulics Corporation Consolidated Statements of Cash Flows

For the Year Ended	December 27, 2003	December 28, 2002	December 29, 2001
(in thousands)			
Cash flows from operating activities:			
Net income	$ 2,176	$ 1,778	$ 950
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	5,152	5,100	5,426
Gain/(Loss) on disposal of assets	370	190	(2)
Allowance for doubtful accounts	(7)	(1)	32
Provision for slow moving inventory	(16)	(101)	314
Provision for deferred income taxes	364	244	(258)
(Increase) decrease in:			
Accounts receivable	(518)	(934)	1,325
Inventories	241	493	1,481
Income tax receivable	—	668	(668)
Other current assets	286	175	(449)
Other assets, net	(630)	(56)	30
Increase (decrease) in:			
Accounts payable	734	383	(464)
Accrued expenses and other liabilities	1,136	(413)	(91)
Dividends payable	12	1	2
Income taxes payable	41	10	(315)
Other liabilities	(50)	(49)	(51)
Net cash from operating activities	9,291	7,488	7,262
Cash flows used in investing activities:			
Capital expenditures	(3,076)	(5,870)	(4,022)
Proceeds from dispositions of equipment	33	148	70
Net cash used in investing activities	(3,043)	(5,722)	(3,952)
Cash flows used in financing activities:			
Proceeds from debt	18,850	—	571
Repayment of debt	(10,254)	(1,052)	(1,920)
Proceeds from exercise of stock options	899	17	—
Proceeds from stock issued	209	251	16
Dividends to shareholders	(14,404)	(1,029)	(1,022)
Net cash used in financing activities	(4,700)	(1,813)	(2,355)
Effect of exchange rate changes on cash and cash equivalents	(287)	394	(42)
Net increase (decrease) in restricted cash	425	—	—
Net increase (decrease) in cash and cash equivalents	836	347	913
Cash and cash equivalents, beginning of period	3,958	3,611	2,698
Cash and cash equivalents, end of period	$ 5,219	$ 3,958	$ 3,611
Supplemental disclosure of cash flow information:			
Cash paid/(received):			
Interest	$ 607	$ 578	$ 878
Income taxes	$ 696	$ (108)	$ 1,603

The accompanying Notes to the Consolidated Financial Statements are an integral part of these financial statements.

(in thousands except per share data)

1. Business

Sun Hydraulics Corporation and its wholly-owned subsidiaries (the "Company") design, manufacture and sell screw-in cartridge valves and manifolds used in hydraulic systems. The Company has facilities in the United States, the United Kingdom, Germany, Korea, and China. Sun Hydraulics Corporation ("Sun Hydraulics"), with its main offices located in Sarasota, Florida, designs, manufactures and sells through independent distributors in the United States and other international markets. Sun Hydraulik Holdings Limited ("Sun Holdings"), a wholly-owned subsidiary of Sun Hydraulics, was formed to provide a holding company for the European market operations; its wholly-owned subsidiaries are Sun Hydraulics Limited (a British corporation, "Sun Ltd.") and Sun Hydraulik GmbH (a German corporation, "Sun GmbH"). Sun Ltd. operates a manufacturing and distribution facility located in Coventry, England, and Sun GmbH, operates a manufacturing and distribution facility located in Erkelenz, Germany. Sun Hydraulics Korea Corporation ("Sun Korea"), a wholly-owned subsidiary of Sun Hydraulics, located in Inchon, South Korea, operates a manufacturing and distribution facility. Sun Hydraulics Systems (Shanghai) Co., Ltd., ("Sun China"), a 50/50 joint venture between Sun Hydraulics and Links Lin, the owner of Sun Hydraulics Corporation's Taiwanese distributor, is located in Shanghai, China, and operates a manufacturing and distribution facility.

2. Summary of Significant Accounting Policies

A summary of the significant accounting policies followed in the preparation of the Company's consolidated financial statements is set forth below:

Principles of Consolidation
The consolidated financial statements include the accounts and operations of Sun Hydraulics and its direct and indirect subsidiaries. All significant intercompany accounts and transactions are eliminated in consolidation.

Critical Accounting Policies and Estimates
The Company currently only applies judgment and estimates, which may have a material effect on the eventual outcome of assets, liabilities, revenues and expenses, for impairment of long-lived assets, accounts receivable, inventory, goodwill and accruals. The following explains the basis and the procedure for each account where judgment and estimates are applied.

Revenue Recognition
It is the Company's accounting policy to report revenues when title passes and risk of loss transfers to the customer. The effect of material non-recurring events is provided for when they become known.

Impairment of Long-Lived Assets
In accordance with Statement of Financial Accounting Standards No. 144, *Accounting for Impairment or Disposal of Long-lived Assets* ("SFAS 144"), long-lived assets, such as property and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of the asset is measured by comparison of its carrying amount to future net cash flows the asset is expected to generate. If such assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the asset exceeds its fair market value.

The Company assesses the recoverability of goodwill and intangible assets not subject to amortization under SFAS 142. See Goodwill below.

Prior to the adoption of SFAS 144, the Company accounted for long-lived assets in accordance with Statement of Financial Accounting Standards No. 121, *Accounting for Impairment of Long-lived Assets and for Long-lived Assets to be Disposed of.*

Accounts Receivable
The Company sells to most of its customers on a recurring basis, primarily through distributors with which the Company maintains long-term relationships. As a result, bad debt experience has not been material. The allowance for doubtful accounts is determined on a specific identification basis by a review of those accounts that are significantly in arrears. There is no assurance that a distributor or a large direct sale customer with overdue accounts receivable balances will not develop financial difficulties and default on payment. See balance sheet for allowance amounts.

Inventory
The Company offers a wide variety of standard products and as a matter of policy does not discontinue products. On an ongoing basis, component parts found to be obsolete through design or process changes are disposed of and charged to material cost. The Company reviews on-hand balances of products and component parts against specific criteria. Products and component parts without usage or that have excess quantities on hand are evaluated. An inventory reserve is then established for the full inventory carrying value of those products and component parts deemed to be obsolete or slow moving. See Note 5 for inventory reserve amounts.

Goodwill
The Company acquired its Korean operations in September 1998 using the purchase method. As a result, goodwill is reflected on the consolidated balance sheet. A valuation based on the cash flow method was performed at December 27, 2003, and it was determined that the value of the goodwill was not impaired. There is no assurance that the value of the acquired company will not decrease in the future due to changing business conditions. See Note 7 for goodwill amounts.

Accruals
The Company makes estimates related to certain employee benefits and miscellaneous accruals. Estimates for employee benefit accruals are based on information received from plan administrators in conjunction with management's assessments of estimated liabilities related to

workers' compensation, the 401(k) plan discretionary match, and health care benefits. Estimates for miscellaneous accruals are based on management's assessment of estimated liabilities for costs incurred.

As of July 1, 2003, the Company accrues for health care benefit costs under a self-funded plan utilizing estimates provided by a third party administrator and insurance company. The Company purchases re-insurance for both specific and aggregate stop losses on claims that exceed $75,000 on an individual basis and approximately $3.2 million on an aggregate basis.

Management Estimates and Assumptions
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

52 Week Fiscal Year
The Company's fiscal year ends on the Saturday nearest to the end of the month of December. Each quarter consists of two 4-week periods and one 5-week period.

Cash and Cash Equivalents
The Company considers all short-term highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Inventories
Inventories are valued at the lower of cost or market, cost being determined on a first-in, first-out basis. Obsolete and slow moving inventory is evaluated and reserves are established based on specific criteria determined by management.

Property, Plant and Equipment
Property, plant and equipment is stated at cost. Expenditures for repairs and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Repairs and maintenance are expensed as incurred. Depreciation is computed using the straight line method over the following useful lives:

	Years
Computer equipment	3 – 5
Machinery and equipment	4 –12
Furniture and fixtures	4 –10
Leasehold and land improvements	5 –15
Buildings	40

Gains or losses on the retirement, sale, or disposition of plant, property, and equipment are reflected in the Statement of Operations in the period in which the assets are taken out of service.

Valuation Assessment of Long-Lived Assets
Management periodically evaluates long-lived assets for potential impairment and will provide for impairment whenever events or changes in circumstances indicate the carrying amount of the assets may not be fully recoverable. Assets are reviewed for utilization on a monthly basis by management in conjunction with employees who work directly with the assets.

Goodwill
Goodwill, which represents the excess of the purchase price of acquisition over the fair value of the net assets acquired and other acquisition costs, is carried at cost, net of accumulated amortization. Effective January 1, 2002, the Company adopted FAS No. 142, *"Goodwill and Other Intangible Assets."* Under FAS 142, goodwill is no longer subject to amortization. Instead, FAS 142 requires goodwill to be reviewed for impairment on an annual basis, or more frequently if events or circumstances indicate possible impairment.

Other Assets
Other assets consists of an equity investment in the Company's joint venture in China. The equity investment was recorded at cost and has been adjusted for investment income or loss and dividend distributions for each quarterly period since its origin.

Revenue Recognition
Sales are recognized when products are shipped and title to the products is passed to the customer. Sales incentives are granted to customers based upon the volume of purchases. These sales incentives are recorded at the time of sales as a reduction of gross sales.

Shipping and Handling Costs
Shipping and handling costs billed to distributors and customers are recorded in revenue. Shipping costs incurred by the Company are recorded in cost of goods sold.

Foreign Currency Translation and Transactions
The Company follows the translation policy provided by Statement of Financial Accounting Standards No. 52, *"Foreign Currency Translation."* The Pound Sterling is the functional currency of Sun Ltd. The Euro is the functional currency of Sun GmbH. The South Korean Won is the functional currency of Sun Korea. The U.S. Dollar is the functional currency for Sun Hydraulics and the reporting currency for the consolidated group. The assets and liabilities of Sun Ltd., Sun GmbH, and Sun Korea are translated at the exchange rate in effect at the balance sheet date, and income and expense items are translated at the average annual rate of exchange for the period. The resulting unrealized translation gains and losses are included in the component of shareholders' equity designated as "accumulated other comprehensive income." Realized gains and losses from foreign currency translations are included in miscellaneous (income) expense.

(in thousands except per share data) (continued)

Income Taxes

The Company follows the income tax policy provided by Statement of Financial Accounting Standards No. 109, *"Accounting for Income Taxes."* This Statement provides for a liability approach under which deferred income taxes are provided for based upon enacted tax laws and rates applicable to the periods in which the taxes become payable. These differences result from items reported differently for financial reporting and income tax purposes, primarily depreciation and stock options.

Stock-Based Compensation

The Company has adopted the disclosure only provisions of Statements of Financial Accounting Standards (FAS) No. 148, *Accounting for Stock-Based Compensation—Transition and Disclosure,* an amendment to FAS 123, *Accounting for Stock-Based Compensation,* and has elected to follow Accounting Principles Board Opinion (APB) No. 25, *"Accounting for Stock Issued to Employees"* and related interpretations in accounting for its employee stock options. Under APB 25, because the exercise price of employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recorded. If the company had elected to recognize compensation expense for stock options based on the fair value at grant date, consistent with the method prescribed by FAS 123, net income and earnings per share would have been reduced to the pro forma amounts below. The pro forma amounts were determined using the Black-Scholes valuation model with weighted average assumptions as set forth below.

	December 27, 2003	December 28, 2002	December 29, 2001
Net Income as Reported	**$2,176**	$1,778	$ 950
Stock-based compensation reported in net income, net of related taxes	**105**	88	176
Stock compensation expense calculated under FAS 123, net of related taxes	**(219)**	(165)	(176)
Pro forma Net Income	**2,062**	1,701	950
Basic earnings per common share:			
As reported	**$ 0.33**	$ 0.28	$ 0.15
Pro forma	**$ 0.31**	$ 0.26	$ 0.15
Diluted earnings per common share:			
As reported	**$ 0.33**	$ 0.27	$ 0.14
Pro forma	**$ 0.31**	$ 0.26	$ 0.14
Assumptions			
Risk-free interest rate	**4.15%**	3.81%	4.96%
Expected lives (in years)	**6.5**	6.5	6.5
Expected volatility	**18.00%**	18.00%	40.00%
Dividend yield	**2.22%**	1.96%	2.09%

These pro forma amounts may not be representative of future disclosures since the estimated fair value of stock options is amortized to expense over the vesting period and additional options may be granted in future years. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model.

3. Fair Value of Investments

The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation. The following methods and assumptions were used to estimate the fair value of each class of financial instruments.

The carrying amounts of cash and cash equivalents, restricted cash, accounts receivable, other current assets, accounts payable, accrued expenses and other liabilities approximate fair value.

The carrying amount of long-term debt approximates fair value, as the interest rates on the debt approximate rates currently available to the Company for debt with similar terms and remaining maturities.

4. Restricted Cash

The restricted cash balance at December 27, 2003, consisted of $425 in reserves for customs and excise taxes in the U.K. operation. The restricted amount was calculated as an estimate of two months of customs and excise taxes for items coming into the Company's U.K. operations and was held with Lloyd's TSB in the U.K.

5. Inventories

	Dec. 27, 2003	Dec. 28, 2002
Raw materials	**$2,120**	$2,239
Work in process	**2,390**	2,611
Finished goods	**2,308**	2,209
Provision for slow moving inventory	**(197)**	(213)
Total	**$6,621**	$6,846

6. Property, Plant and Equipment

	Dec. 27, 2003	Dec. 28, 2002
Machinery and equipment	**$ 47,255**	$ 46,404
Office furniture and equipment	**7,477**	7,515
Buildings	**22,174**	21,018
Leasehold and land improvements	**1,528**	1,498
Land	**2,556**	2,481
	$ 80,990	$ 78,916
Less: Accumulated depreciation	**(41,834)**	(36,175)
Construction in progress	**3,673**	1,246
Total	**$ 42,829**	$ 43,987

Depreciation expense for the years ended December 27, 2003, December 28, 2002, and December 29, 2001, totaled $5,152, $5,100, and $5,383, respectively.

7. Goodwill

On December 27, 2003, the Company had $715 of goodwill, net of amortization of $157, related to its acquisition of Sun Korea.

Valuation models reflecting the expected future cash flow projections were used to value Sun Korea at December 27, 2003. The analysis indicated that there was no impairment on the carrying value of the goodwill.

The following represents pro forma net income and related per share amounts as if the new method of accounting for goodwill was applied retroactively:

For the Year Ended	Dec. 27, 2003	Dec. 28, 2002	Dec. 29, 2001
Net income:			
As reported	**$2,176**	$1,778	$ 950
Pro forma	**2,176**	1,778	1,010
Basic earnings per common share:			
As reported	**$ 0.33**	$ 0.28	$ 0.15
Pro forma	**0.33**	0.28	0.16
Diluted earnings per common share:			
As reported	**$ 0.33**	$ 0.27	$ 0.14
Pro forma	**0.33**	0.27	0.15

8. Other Assets

	Dec. 27, 2003	Dec. 28, 2002
Goodwill, net of accumulated amortization of $157 and $157	**$ 715**	$715
Equity investment in joint venture	**277**	240
Loan acquisition costs, net of amortization of $21	**235**	—
Deposits with suppliers	**194**	—
Long-term receivable from vendor	**178**	—
Other	**25**	39
Total	**$1,624**	$994

9. Accrued Expenses and Other Liabilities

	Dec. 27, 2003	Dec. 28, 2002
Compensation and benefits	**$ 943**	$ 754
Insurance	**923**	219
Other	**351**	108
Total	**$2,217**	$1,081

10. Long-Term Debt

	Dec. 27, 2003	Dec. 28, 2002
$11,000 five-year note, collateralized by U.S. real estate and equipment, and a pledge of foreign assets, interest rate Libor + 1.9% or prime rate at Company's discretion, due July 23, 2008.	**$10,770**	$ 2,980
$12,000 revolving line of credit, collateralized by U.S. real estate and equipment, and a pledge of foreign assets, interest rate Libor + 1.9% or prime rate at Company's discretion, due July 23, 2006.	**5,150**	4,315
$2,400 12-year mortgage note on the German facility, fixed interest rate of 6.05%, due September 30, 2008.	**1,086**	1,094
10-year notes, fixed interest rates ranging from 3.5–5.1%, collateralized by equipment in Germany, due between 2009 and 2011.	**1,103**	1,115
Other	**98**	107
	18,207	9,611
Less amounts due within one year	**(937)**	(1,421)
Total	**$17,270**	$ 8,190

(in thousands except per share data) (continued)

The remaining principal payments are due as follows: 2004–$937; 2005–$1,033; 2006–$6,507; 2007–$735; 2008 and thereafter–$8,995.

On July 23, 2003, the Company completed a recapitalization which refinanced existing debt in the U.S. and further leveraged assets. The new financing consists of a Term Loan of $11 million and a secured revolving Line of Credit of $12 million. The Term Loan and the Line of Credit are secured by all of the Company's U.S. assets and a pledge of 65% of the authorized and issued capital stock of its first tier subsidiaries in the United Kingdom and Korea. The total carrying value of assets held as collateral is $62.3 million. The Term Loan has monthly principal and interest payments based upon a 20-year amortization schedule, with all remaining principal and interest due on July 23, 2008. The Line of Credit requires monthly payments of interest only, and is payable in full on July 23, 2006. Both the Term Loan and the Line of Credit have a floating interest rate for the first year of 1) 1.9% over LIBOR, or 2) Prime Rate, at the Company's discretion; thereafter, the rates will vary based upon the Company's leverage ratio. At December 27, 2003, the Term Loan and the Line of Credit had outstanding balances of $10.8 million and $5.2 million, respectively.

Certain of these debt instruments are subject to debt covenants including 1) Fixed Charges Coverage Ratio (as defined) of 2.0 to 1.0, determined quarterly on a rolling four quarters basis, 2) Debt (as defined) to Tangible Net Worth (as defined) of not more than 1.5 to 1.0, determined quarterly, 3) Current Ratio of 1.5 to 1.0, determined quarterly, 4) Funded Debt (as defined) to EBITDA of less than 3.25 to 1.0, determined quarterly on a rolling four quarters basis, and 5) the Company's primary domestic depository accounts shall be with SouthTrust Bank. As of December 27, 2003, the Company was in compliance with all debt covenants.

11. Redeemable Common Stock

On June 22, 2002, the Company entered into a standby Stock Repurchase Agreement with the Koski Family Limited Partnership, which owns approximately 34% of the outstanding shares of the Company's common stock. Under the Agreement, the Company agreed to purchase up to $2,250 worth of Company common stock from the Koski Partnership on a one time basis, until June 22, 2004. The repurchase would be at a per share price of either (i) $7.00 per share, or (ii) 15% less than the average closing price per share of the common stock for the 15 full trading days immediately preceding the closing date, whichever is lower. Upon entering into the Agreement, $2,250 was transferred from Capital in Excess of Par into Redeemable Common Stock on the balance sheet. Effective third quarter 2003, the Company has adopted FAS 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." The standard requires the Company to classify certain financial instruments as a liability or an asset at fair value. Management has determined that the estimated fair value of the put option is not material and has transferred $2,250 from Redeemable Common Stock to Capital in Excess of Par on the balance sheet.

At December 27, 2003, the average closing price of the Company's common stock for the previous 15 full trading days was $7.79 per share. A 15% discount from this price would result in a repurchase price per share of $6.62. At this price, the Company would repurchase 340,000 shares from the Koski Partnership for $2,250 in cash. Upon execution of the put option by the Koski Partnership, the Company would record treasury stock in the amount of $2,250.

12. Distributions and Dividends to Shareholders

The Company declared distributions of $14,404, $1,029, and $1,022 to shareholders in 2003, 2002, and 2001, respectively.

On March 12, 2004, the Company declared a cash dividend of $0.04 per share to shareholders of record on March 31, 2004, payable on April 15, 2004. The Company declared quarterly dividends of $0.04 per share to shareholders of record on the last day of each quarter in 2003, 2002 and 2001. These dividends were paid on the 15th day of each month following the date of declaration. Additionally, the Company paid a special dividend of $2.00 per share totaling $13,348 on August 18, 2003.

13. Income Taxes

Deferred income tax assets and liabilities are provided to reflect the future tax consequences of differences between the tax basis of assets and liabilities and their reported amounts in the financial statements.

For financial reporting purposes, income before income taxes includes the following components:

For the Year Ended	Dec. 27, 2003	Dec. 28, 2002	Dec. 29, 2001
United States	$1,786	$1,338	$ (283)
Foreign	1,491	1,254	1,595
Total	$3,277	$2,592	$1,312

The components of the income tax provision (benefit) are as follows: For the year ended

For the Year Ended	**Dec. 27, 2003**	Dec. 28, 2002	Dec. 29, 2001
Current tax expense:			
United States	**$ 160**	$306	$ 180
State and local	**(16)**	27	16
Foreign	**593**	237	424
Total current	**737**	570	620
Deferred tax expense (benefit):			
United States	**499**	115	(231)
State and local	**44**	10	(21)
Foreign	**(179)**	119	(6)
Total deferred	**364**	244	(258)
Total income tax provision	**$1,101**	$814	$ 362

The reconciliation between the effective income tax rate and the U.S. federal statutory rate is as follows:

For the Year Ended	**Dec. 27, 2003**	Dec. 28, 2002	Dec. 29, 2001
U.S. federal taxes at statutory rate	**$ 1,067**	$881	$ 446
Increase (decrease)			
Foreign deemed dividend	**3,570**	—	—
Foreign tax credit	**(3,324)**	—	—
Benefit of ETI Exclusion	**(39)**	(85)	—
Foreign income taxed at lower rate	**(45)**	(75)	(114)
Nondeductible items	**(156)**	52	36
State and local taxes, net	**28**	41	(6)
Income tax provision	**$ 1,101**	$814	$ 362

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income taxes. The temporary differences that give rise to significant portions of the deferred tax assets and liabilities as of December 27, 2003, December 28, 2002, and December 29, 2001 are presented below:

	Dec. 27, 2003	Dec. 28, 2002	Dec. 29, 2001
Deferred taxes, non-current:			
Assets			
Accrued expenses and reserves not currently deductible	**$ 208**	$ 189	$ 354
Compensation expense recognized for book, not yet deductible for tax	**62**	329	329
Deferred royalty income	**121**	139	158
Deferred tax asset, non-current	**391**	657	841
Liabilities			
Depreciation	**(4,847)**	(4,749)	(4,689)
Net deferred tax liability, non-current	**$(4,456)**	$(4,092)	$(3,848)

A valuation allowance to reduce the deferred tax assets reported is required if, based on the weight of the evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. For the fiscal years ended 2003, 2002 and 2001, management has determined that a valuation allowance is not required.

14. Stock Option Plans

During 1996, the Company adopted the 1996 Stock Option Plan (the "Stock Option Plan"), which provides for the grant of incentive stock options and nonqualified stock options for the purchase of up to an aggregate of 1,000,000 shares of the Company's common stock by officers, employees and Directors of the Company. Under the terms of the plan, incentive stock options may be granted to employees at an exercise price per share of not less than the fair value per common share on the date of the grant (not less than 110% of the fair value in the case of holders of more than 10% of the Company's voting stock). Nonqualified stock options may be granted at the discretion of the Company's Board of Directors. The maximum term of an option may not exceed 10 years, and options become exercisable at such times and in such installments as determined by the Board of Directors.

A summary of the Company's stock option plan for the years ended December 27, 2003, December 28, 2002, and December 29, 2001 is summarized as follows:

	Number of shares	Exercise price range	Weighted average exercise price
(share amounts are in thousands)			
Under option, December 30, 2000 (526 shares exercisable)	756	$3.00–16.75	$ 7.84
Granted	25	$7.00	$ 7.00
Forfeitures	(105)	$16.75	$16.75
Under option, December 29, 2001 (557 shares exercisable)	676	$3.00–16.75	$ 7.68
Granted	15	$8.27	$ 8.27
Exercised	(4)	$3.85	$ 3.85
Forfeitures	(17)	$6.75–10.00	$ 9.81
Under option, December 28, 2002 (570 shares exercisable)	670	$3.00–16.75	$ 7.67
Granted	49	$7.09	$ 7.09
Exercised	(224)	$3.00–7.00	$ 4.05
Forfeitures	(6)	$6.75–10.00	$ 9.12
Under option, December 27, 2003 (379 shares exercisable)	**489**	**$3.00–16.75**	**$ 8.54**

All options listed above vest over 5 years with a maximum term of 10 years.

A summary of outstanding and exercisable options at December 27, 2003 is summarized as follows:

Options Outstanding				Options Exercisable	
		Weighted average			
Range of exercise prices	Number of shares	Remaining contractual life	Exercise price	Number of shares	Weighted average exercise price
$ 3.00	3,920	2.75	3.00	3,920	$ 3.00
4.95	24,765	2.75	4.95	24,765	4.95
6.00	10,000	6.00	6.00	10,000	6.00
6.75	30,400	7.00	6.75	16,800	6.75
7.00	24,400	7.83	7.00	9,400	7.00
7.09	48,600	9.80	7.09	—	7.09
8.00	56,000	6.67	8.00	35,100	8.00
8.27	15,000	8.42	8.27	3,000	8.27
9.50	191,522	2.57	9.50	191,522	9.50
10.00	29,000	4.92	10.00	28,000	10.00
16.75	55,000	4.33	16.75	50,000	16.75

During 2001, the Company adopted the 2001 Restricted Stock Plan, which provides for the grant of restricted stock of up to an aggregate of 275,000 shares of the Company's common stock to officers, employees, consultants and directors of the Company. Under the terms of the plan, the minimum period before any shares become non-forfeitable may not be less than six months. The market value of the restricted stock at the date of grant was recorded as unearned compensation, a component of shareholders' equity, and is being charged to expense over the respective vesting periods.

On September 6, 2003, the Board of Directors granted restricted stock to employees who held outstanding options as of that date. The purpose of the grant was to compensate option holders for the decrease in value of the Company's stock attributable to the payment of the special dividend, which the Board determined to be approximately $1.00. To provide a continuing incentive to these employees, the restricted stock will be earned over a one-to-three year period. The restricted stock was expensed at a price of $7.41, the stock price on the September 5, 2003. At December 27, 2003, the Company had 129,900 shares of restricted stock outstanding and 33,983 of these shares were vested.

During 2001, the Company adopted the Employee Stock Purchase Plan ("ESPP"), which became effective August 1, 2001. Most employees are eligible to participate. Employees who choose to participate are granted an option to purchase common stock at 85 percent of market value on the first or last day of the quarterly purchase period, whichever is lower. The ESPP authorizes the issuance, and the purchase by employees, of up to 325,000 shares of common stock through payroll deductions. No employee is allowed to buy more than $25,000 of common stock in any year, based on the market value of the common stock at the beginning of the purchase period. During 2003, employees purchased approximately 14,984 shares at an average price of $6.15, under the ESPP. At December 27, 2003, 295,974 shares remained available to be issued through the ESPP.

15. Earnings Per Share

The following table represents the computation of basic and diluted earnings per common share as required by SFAS No. 128 "Earnings Per Share" (in thousands, except per share data):

	Dec. 27, 2003	Dec. 28, 2002	Dec. 29, 2001
Net income	$2,176	$1,778	$ 950
Basic weighted average number of common shares outstanding	6,551	6,433	6,392
Basic earnings per common share	$ 0.33	$ 0.28	$ 0.15
Effect of dilutive stock options	46	156	162
Diluted weighted average number of common shares outstanding	6,597	6,589	6,554
Diluted earnings per common share	$ 0.33	$ 0.27	$ 0.14

Diluted earnings per common share excludes antidilutive stock options of approximately 275,000, 270,000 and 288,000 during 2003, 2002 and 2001 respectively.

16. Employee Benefits

The Company has a defined contribution retirement plan covering substantially all of its eligible United States employees. Employer contributions under the retirement plan amounted to approximately $686, $685, and $715 during 2003, 2002, and 2001, respectively.

The Company provides supplemental pension benefits to its employees of foreign operations in addition to mandatory benefits included in local country payroll tax statutes. These supplemental pension benefits amounted to approximately $266, $235, and $215 during 2003, 2002, and 2001, respectively.

(in thousands except per share data) *(continued)*

17. Segment Reporting

The individual subsidiaries comprising the Company operate predominantly in a single industry as manufacturers and distributors of hydraulic components. Management bases its financial decisions by the geographical location of its operations. The subsidiaries are multinational with operations in the United States, the United Kingdom, Germany, and Korea. In computing earnings from operations for the foreign subsidiaries, no allocations of general corporate expenses, interest or income taxes have been made.

Identifiable assets of the foreign subsidiaries are those assets related to the operation of those companies. United States assets consist of all other operating assets of the Company. Segment information is as follows:

	United States	Korea	United Kingdom	Germany	Elimination	Consolidated
2003						
Sales to unaffiliated customers	$43,503	$6,857	$11,346	$9,092	$ —	$70,798
Intercompany sales	12,109	—	1,421	41	(13,571)	—
Operating income (loss)	2,160	689	(497)	1,192	139	3,683
Identifiable assets	40,691	3,111	8,087	12,409	(1,266)	63,032
Depreciation and amortization	3,630	123	380	1,019	—	5,152
Capital expenditures	1,914	265	149	748	—	3,076
2002						
Sales to unaffiliated customers	$41,937	$5,899	$10,200	$6,509	$ —	$64,545
Intercompany sales	10,643	—	1,569	32	(12,244)	—
Operating income (loss)	2,029	431	618	416	(75)	3,419
Identifiable assets	43,407	2,035	11,596	6,207	(955)	62,290
Depreciation and amortization	3,905	104	783	308	—	5,100
Capital expenditures	2,219	136	3,429	86	—	5,870
2001						
Sales to unaffiliated customers	$43,158	$4,244	$11,248	$6,333	$ —	$64,983
Intercompany sales	10,326	—	1,544	37	(11,907)	—
Operating income (loss)	667	(20)	1,257	95	61	2,060
Identifiable assets	44,463	1,764	11,257	5,861	(1,595)	61,750
Depreciation and amortization	4,219	177	725	305	—	5,426
Capital expenditures	1,939	72	1,357	654	—	4,022

Net foreign currency gains (losses) reflected in results of operations were $143, ($68), and $34, for 2003, 2002, and 2001, respectively. Operating income (loss) is total sales and other operating income less operating expenses. In computing segment operating profit, interest expense and net miscellaneous income (expense) have not been deducted (added).

Included in U.S. sales to unaffiliated customers were export sales, principally to Canada and Asia, of $7,912, $7,246, and $5,964, during 2003, 2002, and 2001, respectively.

18. Commitments and Contingencies

The Company is not a party to any legal proceedings other than routine litigation incidental to its business. In the opinion of management, the amount of ultimate liability with respect to these actions will not materially affect the results of operations, financial position or cash flows of the Company.

OPERATING LEASES—The Company leases a manufacturing facility in Lenexa, Kansas and production support facilities in Sarasota, Florida, under operating leases having initial terms expiring between 2004 and 2008. The lease for the manufacturing facility in Kansas has a term of 5 years, expiring on November 14, 2008, and represents approximately 10,000 square feet of space. The lease for the production support facilities in Florida are on a month-to-month basis and represent approximately 10,000 square feet. Total rental expense for the years ended December 31, 2003, 2002 and 2001 was approximately $77, $104 and $126, respectively.

Future minimum lease payments on operating leases are as follows:

2004	$110
2005	101
2006	101
2007	101
2008	91
Thereafter	—
Total minimum lease payments	$504

INSURANCE—On July 1, 2003, the Company changed its group health insurance plan that covers U.S. employees and their families from a fully-insured policy to a self-funded plan. The Company purchases re-insurance for both specific and aggregate stop losses on claims that exceed $75,000 on an individual basis and approximately $3.2 million on an aggregate basis.

The Company records a liability for all unresolved claims at the anticipated cost to the Company at the end of the period based on the estimates provided by a third party administrator and insurance company. The Company believes it has adequate reserves for all self-insurance claims.

19. New Accounting Pronouncements

During November 2002, the Financial Accounting Standards Board (FASB) issued Interpretation No. (FIN) 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of others* (an interpretation of FAS No. 5, 57, and 107 and rescission of FAS Interpretation No. 34), which modifies the accounting and enhances the disclosure of certain types of guarantees. FIN 45 requires that upon issuance of certain guarantees, the guarantor must recognize a liability for the fair value of the obligation it assumes under the guarantee. FIN 45's provisions for the initial recognition and measurement are to be applied to guarantees issued or modified after December 31, 2002. The disclosure requirements are effective for financial statements of annual periods that end after December 15, 2002. Sun Hydraulics Corporation did not hold any guarantees against the indebtedness of others at December 27, 2003.

In January 2003, the FASB issued FASB Interpretation No. 46 (FIN 46), *Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51* (ARB 51). FIN 46 provides guidance in determining (1) whether consolidation is required under the "controlling financial interest" model of ARB 51 or (2) whether the variable interest model under FIN 46 should be used to account for existing and new entities. In December 2003, the FASB released a revised version of FIN 46 (FIN 46A) clarifying certain aspects of FIN 46 and providing certain entities with exemptions from its requirements. The Company

(in thousands except per share data) (continued)

uses the equity method of accounting to account for investments in its joint venture in China in which it does not have a majority ownership or exercise control. The Company does not believe that its investment in the China Joint Venture is a variable interest entity and within the scope of FIN 46 and FIN 46A, and therefore does not have a material effect on the Company's financial statements.

During May 2003, the FASB issued FAS 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity*, which requires that an issuer classify certain financial instruments as a liability or an asset. Previously, many financial instruments with characteristics of both liabilities and equity were classified as equity. Financial instruments subject to FAS 150 include financial instruments with any of the following features:

- An unconditional redemption obligation at a specified or determinable date, or upon an event that is certain to occur;
- An obligation to repurchase shares, or indexed to such an obligation, and may require physical share or net cash settlement;
- An unconditional, or for new issuances conditional, obligation that may be settled by issuing a variable number of equity shares if either (a) a fixed monetary amount is known at inception, (b) the variability is indexed to something other than the fair value of the issuer's equity shares, or (c) the variability moves inversely to changes in the fair value of the issuer's shares.

The standard requires that all such instruments be classified as a liability, or an asset in certain circumstances, and initially measured at fair value. Forward contracts that require a fixed physical share settlement and mandatorily redeemable financial instruments must be subsequently re-measured at fair value on each reporting date.

This standard is effective for all financial instruments entered into or modified after May 31, 2003, and for all other financial instruments, at the beginning of the first interim period beginning after June 15, 2003. Upon adoption of this standard, at December 27, 2003, the Company reclassified its Redeemable Common Stock to Capital in Excess of Par.

hydraulics®
CORPORATION
www.sunhydraulics.com



LETTERS TO SHAREHOLDERS

Sun hydraulics CORPORATION

www.sunhydraulics.com

Sun Hydraulics Corporation
1500 West University Parkway
Sarasota, Florida 34243

Phone: 941-362-1200
Telefax: 941-355-4497
www.sunhydraulics.com

Letters to Shareholders

Dear Shareholders,

As 2003 ends and 2004 begins, Sun Hydraulics remains committed to being the global leader in hydraulic cartridge valve and manifold technology. We have never wavered from this goal. To maintain and enhance this position, we believe there are three critical areas that we must keep in the forefront. They are:

- Differentiated quality products
- Operational effectiveness
- Developing and maintaining close distributor & customer relationships

The most critical time to remain focused on these areas is when the economy is not expanding. While it often *seems* easier to curtail activities to reduce costs, successful companies take this time to invest and improve themselves. Sun Hydraulics has done just that! We believe we have continued to gain market share in the downturn and are poised for continued growth.

Differentiated quality products enable our distributors and customers to design and produce hydraulic systems with greater performance and reliability. In 2003, we continued to expand our electro-hydraulic product line. These new products have been well received in the marketplace and enable us to expand our "packaged" system business. Sun's long-term product strategy is to develop new cartridge valves that complement existing valves. Customers can develop *unique* solutions by combining new and existing cartridges in custom designed manifolds (packages). This allows Sun to recognize new opportunities and address new markets.

Operational effectiveness requires a simultaneous focus on quality, productivity and "on-time" shipments to customer demand. Our employees make this happen. We continued to maintain our workforce in 2003 and engaged in cross training to increase our capability and capacity. Being an agile organization is the best way for Sun Hydraulics to provide products and services that are responsive to customer needs.

Developing and maintaining close distributor and customer relationships is critical to our growth and *our ability to identify new product opportunities.* During 2003, we intensified our customer focus, working closely with a number of small, medium and large international OEMs to provide systems that greatly improve machine performance and efficiency. Many of these systems incorporate Sun's new proportional valves as well as other new enabling products introduced in recent years. The solutions are typically housed in custom manifolds designed and manufactured by Sun.

Sun will continue to focus on its core competencies, improving our agility and identifying and eliminating constraints. I want to thank our shareholders, distributors, employees, customers and suppliers for your support and hard work to make Sun an even better company.

Allen Carlson
President & CEO

Dear Shareholders,

In the current international environment, nothing is predictable, but, at the writing of this letter, there is every indication that 2004 could be the elusive "long term" that has shaped Sun's strategy since we went public in 1997.

As a private company, Sun was able to successfully focus on areas like product and market development, customer service and employee relations. We wanted to continue to do that as a public company, because we felt it was the best way to provide value to all of our stakeholders.

Over the years we have stayed on course, with the almost unanimous support of our shareholders. We have been fortunate; few public companies have this opportunity. It has not been easy, as the world economy has not provided the robust background we saw in the mid '90s, and Sun had a number of operational challenges to confront.

When we started to make progress we had the Asian currency crisis, the dot.com melt down, and then the manufacturing recession of the early 2000s. Sun persisted, however, to increase its capacity, develop new products and markets, and most importantly to maintain and educate its workforce. Still in pursuit of the elusive "long term."

Last year showed a marked improvement in several areas. The return of the dollar to more normal levels boosted our international growth and earnings. Sun's consistently strong cash flow enabled us to pay a special dividend to our shareholders of $2.00 a share. The last half of 2003 finally began to show signs of improvement in the U.S. economy.

This year is starting with explosive growth, with initial orders and shipments matching or surpassing the early part of previous cycles. Deliveries are being maintained at exceptionally high levels with modest overtime. Sun is experiencing a jobless recovery as we realize the significant productivity gains of recent actions.

If the "long term" has truly arrived the loyalty of our investors and employees will be rewarded.

Clyde

Clyde G. Nixon
Chairman

sun hydraulics CORPORATION
www.sunhydraulics.com

Corporate Officers
Clyde G. Nixon
Chairman of the Board

Allen J. Carlson
President, CEO

Richard J. Dobbyn
Chief Financial Officer

Jeffrey Cooper
Engineering Manager

Peter G. Robson
General Manager
Sun Hydraulics Limited

Directors
Marc Bertoneche, PhD
Professor, Business Administration
University of Bordeaux

Allen J. Carlson
President, CEO
Sun Hydraulics Corporation

John S. Kahler
President, CEO
Cincinnati Incorporated

Christine L. Koski
Principal
Koski Consulting Group

Robert E. Koski
Chairman Emeritus, Founder
Sun Hydraulics Corporation

Ferdinand E. Megerlin, Dr.-Ing.
Chairman, Joint Managing Director
Linde AG, Industrial Trucks and Hydraulics Division

Clyde G. Nixon
Chairman of the Board
Sun Hydraulics Corporation

Hirokatsu Sakamoto
President
Kawasaki Precision Machinery, Ltd.

David N. Wormley, PhD
Dean, Engineering School
Pennsylvania State University

Legal Counsel
Shumaker, Loop & Kendrick, LLP
Tampa, FL

Auditors
PricewaterhouseCoopers, LLP
Tampa, FL

Corporate Headquarters
Sun Hydraulics Corporation
1500 West University Parkway
Sarasota, FL 34243
Phone: 941-362-1200 Fax: 941-355-4497

Investor Relations
If you wish to be placed on Sun Hydraulics' email list for periodic news and financial releases, please send your request to investor@sunhydraulics.com or visit Sun's website to sign up.

The Company's Annual Reports, Forms 10-K, 10-Q, 3, 4, 5, press releases, and Code of Business Conduct and Ethics are available at the Investor Relations section of Sun's website, www.sunhydraulics.com. Copies of these documents are available free of charge upon request to Investor Relations at Sun's Corporate Headquarters.

Transfer Agent
SunTrust Bank, Atlanta
Atlanta, GA

Common Stock Information
The Common Stock of Sun Hydraulics Corporation is traded on the NASDAQ National Market under the symbol SNHY.

As of April 1, 2004, there were 124 shareholders of record. The number of record holders was determined from the records of the Company's transfer agent and does not include beneficial owners of common stock whose shares are held in the name of various securities brokers, dealers and registered clearing agencies. The Company believes that there are approximately 2,000 beneficial owners of common stock.

As of April 1, 2004, the closing price per share of SNHY stock was $10.00 and there were 6,758,541 shares outstanding.

Annual Shareholders' Meeting
The annual meeting of shareholders will be held:
- Saturday, June 12, 2004
- 10:00 A.M. (ET)
- Sun Hydraulics Corporation
  701 Tallevast Road
  Sarasota, FL 34243

SUN HYDRAULICS

Leading the way in hydraulic cartridge valve technology

Sun Hydraulics has been a leading designer and manufacturer of screw-in hydraulic cartridge valves and manifolds for more than 30 years. Over that time, Sun has:

- Earned strong brand recognition and market share in international markets,
- Been profitable every year since its inception, and
- Established a global presence to service our customers wherever they choose to manufacture.

Products
Sun's differentiated products operate reliably at higher pressures, are generally smaller in size and easier to integrate than many competitive alternatives. Long term, our growth is driven by a product strategy that continues to expand and evolve the product line with functionally new and unique complementary products.

Operations
Operationally, whenever possible, Sun employs automation to: 1) promote safety and efficiency; 2) eliminate hassles and bottlenecks; 3) consistently and reliably replicate product designs; 4) reduce inventory; and 5) free personnel from performing repetitive, non-value adding tasks. This strategy results in continuing process improvements that yield sustained productivity gains and lower costs and often serves as an entry barrier to potential competition.

Customers
Our customers are mobile and industrial capital goods machinery and equipment manufacturers that use Sun's products to control force, speed and motion. The diverse operating requirements of Sun's customers are satisfied by a single, standard product line which can be combined into a customized, integrated package to provide a unique, machine-specific solution.

2003 SALES BY REGION



2003 Sales by Region
Asia / Pacific
Europe
Americas
54 % 30 % 16 %

International Locations

Sun Hydraulics Corporation
1500 West University Parkway
Sarasota, FL 34243 USA
Phone: 941-362-1200 Fax: 941-355-4497

Sun Hydraulics Corporation
701 Tallevast Road
Sarasota, FL 34243 USA
Phone: 941-362-1300 Fax: 941-362-1349

Sun Hydraulics Corporation Midwest
10645 Lackman Road
Lenexa, KS 66219 USA
Phone: 913-307-9090 Fax: 913-307-9095

Sun Hydraulics Limited
Wheler Road
Coventry C3V 4LA England
Phone: 44-2476-217400 Fax: 44-2476-307082

Sun Hydraulik GmbH
Brusseler Allee 2
D-41812 Erkelenz, Germany
Phone: 49-2431-8091-0 Fax: 49-2431-8091-9

Sun Hydraulics, S.A.R.L
9, rue de Condé
33000 Bordeaux, France
Phone: 33-556-086380 Fax: 33-556-086380

Sun Hydraulics Korea Corporation
97B 13L Namdong Industrial Complex
664-12 Gojan Dong, Namdong Gu
Inchon, 405-310 Korea
Phone: 82-32-813-1350 Fax: 82-32-813-1147

Sun Hydraulics Systems (Shanghai) Co., Ltd.
No. 339 Rong Xing Road
Rongbei Town, Sonjiang
Shanghai, China
Phone: 86-21-5778-0778 Fax: 86-21-5778-0768

www.sunhydraulics.com

sun hydraulics® CORPORATION